One & one Green Technologies. INC

No. 45 Diliman1 San Rafael Bulacan

Bulacan, Philippines, 3008

June 9, 2025

VIA EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Robert Shapiro
Theresa Brillant
Scott Anderegg
Donald Field

Re:	One & one Green Technologies. INC
Registration Statement on Form F-1
Filed on January 21, 2025
File No. 333-284375

Ladies and Gentlemen:

We are in receipt of the comment letter dated January 30, 2025 regarding One & one Green Technologies. INC (the “Company”, “One & one Cayman” or “we”) from the U.S. Securities and Exchange Commission staff (the “Staff”). An amended Registration Statement on Form F-1 (the “F-1/A”) is being submitted confidentially to accompany this letter. As requested by the Staff, we have provided responses to the questions raised by the Staff. For your convenience, the summarized matters are listed below, followed by our responses:

Registration Statement on Form F-1 filed January 21, 2025

Results of Operations

Comparison of the Period Ended June 30, 2024 and 2023, page 38

1.	We note disclosure of projected profit for 2024. We also note disclosure of unaudited revenue for the third and fourth quarters of 2024. Please clarify whether the quarterly revenue amounts are projected or actual amounts. Additionally, for any projected revenue or net profit amounts presented, provide qualitative disclosure to explain how your costs and expenses were impacted for the periods presented to provide context for projected amounts presented, including disclosing the assumptions that are most significant to the projected information being presented. Finally, disclose any limitations to the projections presented. See Item 10(b)(2) of Regulation S-K.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that the quarterly revenue amounts and net profits disclosed are actual amounts and we have removed language that might cause misunderstanding on page 36 of the F-1/A. There are no variables based on projections or estimates.

Related Party Transactions, page 74

2.	Please revise this section to provide the required information as of a most recent date. Refer to Item 7.B of Form 20-F.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that we have revised this section to provide the required information as of the date of the prospectus on page 71 of the F-1/A.

Description of Share Capital, page 75

3.	We note your response to our prior comment 4 and we reissue our comment. Please disclose here the nature of your disparate voting rights, including the number of votes per share to which each class of common stock is entitled.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that we have included such information in the third paragraph of the Description of Share Capital on page 72 of the F-1/A.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our outside securities counsel William S. Rosenstadt, Esq., Yarona L. Yieh, or Mengyi “Jason” Ye, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, yly@orllp.legal or jye@orllp.legal.

Very truly yours,

By:	/s/ Caifen Yan
Name:	Caifen Yan
Title:	Chief Executive Officer